Exhibit 99.1

Phoenix New Media Reports Third Quarter 2023 Unaudited Financial Results

Live Conference Call to be Held at 8:30 PM U.S. Eastern Time on November 14, 2023

BEIJING, China, November 15, 2023 — Phoenix New Media Limited (NYSE: FENG) (“Phoenix New Media”, “ifeng” or the “Company”), a leading new media company in China, today announced its unaudited financial results for the third quarter ended September 30, 2023.

Mr. Yusheng Sun, CEO of Phoenix New Media, stated, “Entering the second half of the year, we find ourselves navigating a macro environment filled with uncertainties. We remain committed to improving our content and product quality, enhancing our media influence and brand value. We are also optimizing our business lines to accelerate innovation and upgrade our content marketing products. Going forward, we will proactively adapt our decision-making processes and innovation strategies to quickly respond to the ever-evolving market.”

Third quarter 2023 Financial Results

REVENUES

Total revenues in the third quarter of 2023 decreased by 21.1% to RMB153.6 million (US$21.1 million) from RMB194.8 million in the same period of 2022, primarily due to the year-over-year decline in both the Company’s net advertising revenues and paid services revenues.

Net advertising revenues in the third quarter of 2023 decreased 22.1% to RMB134.3 million (US$18.4 million) from RMB172.4 million in the same period of 2022, mainly due to the reduction in advertising spending of advertisers from certain industries and the intensified industry-wide competition.

Paid services revenues in the third quarter of 2023 decreased by 13.8% to RMB19.3 million (US$2.7 million) from RMB22.4 million in the same period of 2022. Paid services revenues comprise (i) revenues from paid contents, mainly including digital reading, audio books, and paid videos, and (ii) revenues from E-commerce and others. Revenues from paid contents in the third quarter of 2023 increased by 42.5% to RMB11.4 million (US$1.6 million) from RMB8.0 million in the same period of 2022, mainly due to the increase in the content spending of certain customers in the third quarter of 2023. Revenues from E-commerce and others in the third quarter of 2023 decreased by 45.1% to RMB7.9 million (US$1.1 million) from RMB14.4 million in the same period of 2022, mainly due to the decline in E-commerce revenues.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues in the third quarter of 2023 decreased by 21.2% to RMB101.2 million (US$13.9 million) from RMB128.4 million in the same period of 2022, as a result of the Company’s strict cost control measures.

Gross profit in the third quarter of 2023 decreased by 21.1% to RMB52.4 million (US$7.2 million) from RMB66.4 million in the same period of 2022. Gross margin in the third quarter of 2023 was 34.1%, same as 34.1% in the same period of 2022.

To supplement the financial measures presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), the Company has presented certain non-GAAP financial measures in this press release, which excluded the impact of certain reconciling items as stated in the “Use of Non-GAAP Financial Measures” section below. The related reconciliations to GAAP financial measures are presented in the accompanying “Unaudited Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Non-GAAP gross margin in the third quarter of 2023, which excluded share-based compensation, decreased slightly to 34.4% from 34.8% in the same period of 2022.

OPERATING EXPENSES AND LOSS FROM OPERATIONS

Total operating expenses in the third quarter of 2023 decreased by 11.7% to RMB90.9 million (US$12.6 million) from RMB102.9 million in the same period of 2022, primarily attributable to the decrease in staff costs and other operating expenses as a result of the Company’s strict cost control measures.

Loss from operations in the third quarter of 2023 was RMB38.5 million (US$5.4 million), compared to loss from operations of RMB36.5 million in the same period of 2022. Operating margin in the third quarter of 2023 was negative 25.1%, compared to negative 18.8% in the same period of 2022.

Non-GAAP loss from operations in the third quarter of 2023, which excluded share-based compensation, was RMB37.7 million (US$5.2 million), compared to non-GAAP loss from operations of RMB32.4 million in the same period of 2022. Non-GAAP operating margin in the third quarter of 2023, which excluded share-based compensation, was negative 24.6%, compared to negative 16.7% in the same period of 2022.

OTHER INCOME OR LOSS

Other income or loss reflects net interest income, foreign currency exchange gain or loss, income or loss from equity investments, net of impairment, fair value changes in investments, net, and others, net. Total net other income in the third quarter of 2023 was RMB13.3 million (US$1.8 million), compared to total net other loss of RMB3.2 million in the same period of 2022, which mainly consisted of the following items:

•
Net interest income in the third quarter of 2023 was RMB9.5 million (US$1.3 million), compared to net interest income of RMB8.3 million in the same period of 2022.
•
Foreign currency exchange gain in the third quarter of 2023 was RMB1.8 million (US$0.2 million), compared to a foreign currency exchange loss of RMB15.6 million in the same period of 2022.
•
Others, net, in the third quarter of 2023 was a gain of RMB2.2 million (US$0.4 million), compared to a gain of RMB2.0 million in the same period of 2022. Others, net primarily consists of some non-operating gain or loss.

INCOME TAX EXPENSE OR BENEFIT

Income tax benefit was RMB3.7 million (US$0.5 million) in the third quarter of 2023, compared to income tax benefit of RMB61.3 million in the same period of 2022, as the Company recognized an income tax benefit of RMB64.4 million in the third quarter of 2022, which represented the difference between the actual withholding tax paid related to the gain on disposal of available-for-sale debt investments in Particle and the previously accrued withholding tax.

NET INCOME OR LOSS ATTRIBUTABLE TO PHOENIX NEW MEDIA LIMITED

Net loss attributable to Phoenix New Media Limited in the third quarter of 2023 was RMB21.5 million (US$2.9 million), compared to net income attributable to Phoenix New Media Limited of RMB24.3 million in the same period of 2022. Net margin in the third quarter of 2023 was negative 14.0%, compared to positive 12.5% in the same period of 2022. Net loss per diluted ordinary share in the third quarter of 2023 was RMB0.04 (US$0.01), compared to net income per diluted ordinary share of RMB0.04 in the same period of 2022.

Non-GAAP net loss attributable to Phoenix New Media Limited, which excluded share-based compensation, income or loss from equity investments, net of impairment, fair value changes in investments, net, and income tax benefit related to the gain on disposal of available-for-sale debt investments, was RMB20.5 million (US$2.8 million) in the third quarter of 2023, compared to non-GAAP net loss attributable to Phoenix New Media Limited of RMB38.0 million in the same period of 2022. Non-GAAP net margin in the third quarter of 2023 was negative 13.3%, compared to negative 19.5% in the same period of 2022. Non-GAAP net loss per diluted ADS in the third quarter of 2023 was RMB1.69 (US$0.23), compared to non-GAAP net loss per diluted ADS of RMB3.13 in the same period of 2022. “ADS(s)” refers to the Company's American Depositary Share(s), each representing 48 Class A ordinary shares of the Company.

In the third quarter of 2023, the Company’s weighted average number of ADSs used in the computation of diluted net loss per ADS was 12,131,757. As of September 30, 2023, the Company had a total of 582,324,325 ordinary shares outstanding, or the equivalent of 12,131,757 ADSs.

CERTAIN BALANCE SHEET ITEMS

As of September 30, 2023, the Company’s cash and cash equivalents, term deposits and short term investments and restricted cash were RMB1.03 billion (US$141.8 million).

Business Outlook

For the fourth quarter of 2023, the Company expects its total revenues to be between RMB179.8 million and RMB199.8 million; net advertising revenues are expected to be between RMB169.0 million and RMB184.0 million; and paid services revenues are expected to be between RMB10.8 million and RMB15.8 million.

All of the above forecasts reflect the current and preliminary view of the Company’s management, which are subject to changes and substantial uncertainty, particularly in view of the uncertainty of macroeconomic environment.

Conference Call Information

The Company will hold a conference call at 8:30 p.m. U.S. Eastern Time on November 14, 2023 (November 15, 2023 at 9:30 a.m. Beijing/Hong Kong time) to discuss its third quarter 2023 unaudited financial results and operating performance.

To participate in the call, please register in advance of the conference by clicking here (https://register.vevent.com/register/BIbec8baefcff246a3918878114c17650c). Upon registering, each participant will receive the participant dial-in numbers and a unique access PIN, which will be used to join the conference call. Please dial in 10 minutes before the call is scheduled to begin.

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.ifeng.com.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Phoenix New Media Limited uses non-GAAP gross profit, non-GAAP gross margin, non-GAAP income or loss from operations, non-GAAP operating margin, non-GAAP net income or loss attributable to Phoenix New Media Limited, non-GAAP net margin and non-GAAP net income or loss per diluted ADS, each of which is a non-GAAP financial measure. Non-GAAP gross profit is gross profit excluding share-based compensation. Non-GAAP gross margin is non-GAAP gross profit divided by total revenues. Non-GAAP income or loss from operations is income or loss from operations excluding share-based compensation. Non-GAAP operating margin is non-GAAP income or loss from operations divided by total revenues. Non-GAAP net income or loss attributable to Phoenix New Media Limited is net income or loss attributable to Phoenix New Media Limited excluding share-based compensation, income or loss from equity investments, net of impairment, fair value changes in investments, net, income tax benefit related to the gain on disposal of available-for-sale debt investments and impairment of available-for-sale debt investment. Non-GAAP net margin is non-GAAP net income or loss attributable to Phoenix New Media Limited divided by total revenues. Non-GAAP net income or loss per diluted ADS is non-GAAP net income or loss attributable to Phoenix New Media Limited divided by weighted average number of diluted ADSs. The Company believes that separate analysis and exclusion of the aforementioned non-GAAP to GAAP reconciling items add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with the related GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that using these non-GAAP financial measures to evaluate its business allows both management and investors to assess the Company’s performance against its competitors and ultimately monitor its capacity to generate returns for investors. The Company also believes that these non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of items like share-based compensation, income or loss from equity method investments, net of impairment, and fair value changes in investments, net, which have been and will continue to be significant recurring items, and without the effect of income tax benefit related to the gain on disposal of available-for-sale debt investments and impairment of available-for-sale debt investments, which have been significant and one-time items. However, the use of these non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using these non-GAAP financial measures is that they do not include all items that impact the Company’s gross profit, income or loss from operations and net income or loss attributable to Phoenix New Media Limited for the period. In addition, because these non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider these non-GAAP financial measures in isolation from, or as an alternative to, the financial measures prepared in accordance with GAAP.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the readers. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.2960 to US$1.00, the noon buying rate in effect on September 29, 2023 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentations, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet through their PCs and mobile devices. Phoenix New Media's platform includes its PC channel, consisting of ifeng.com website, which comprises interest-based verticals and interactive services; its mobile channel, consisting of mobile news applications, mobile video application, digital reading applications and mobile Internet website; and its operations with the telecom operators that provides mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of online and mobile advertising, online video and mobile paid services markets in China; the Company’s reliance on online and mobile advertising for a majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding maintaining and strengthening its relationships with advertisers, partners and customers; the Company’s investment plans and strategies; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and services offerings; competition in its industry in China; relevant government policies and regulations relating to the Company; and the effects of the COVID-19 on the economy in China in general and on the Company’s business in particular. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F−1, as amended, and its annual reports on Form 20−F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Muzi Guo

Email: investorrelations@ifeng.com

Phoenix New Media Limited

Unaudited Condensed Consolidated Balance Sheets

(Amounts in thousands)

	December 31,	September 30,	September 30,
	2022	2023	2023
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	95,982	92,468	12,674
Term deposits and short term investments	1,049,555	934,771	128,121
Restricted cash	9,055	7,154	981
Accounts receivable, net	428,587	310,027	42,492
Amounts due from related parties	46,215	69,454	9,519
Prepayment and other current assets	32,257	30,250	4,147
Total current assets	1,661,651	1,444,124	197,934
Non-current assets:
Property and equipment, net	13,091	8,967	1,229
Intangible assets, net	29,126	21,958	3,010
Available-for-sale debt investments	304	313	42
Equity investments, net	114,389	113,903	15,613
Deferred tax assets	89,060	86,774	11,893
Operating lease right-of-use assets, net	103,551	73,839	10,120
Other non-current assets	19,652	15,586	2,136
Total non-current assets	369,173	321,340	44,043
Total assets	2,030,824	1,765,464	241,977
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	176,956	132,214	18,121
Amounts due to related parties	64,733	46,250	6,339
Advances from customers	31,942	29,640	4,063
Taxes payable	183,525	164,219	22,508
Salary and welfare payable	94,484	68,957	9,451
Accrued expenses and other current liabilities	89,042	67,865	9,302
Operating lease liabilities	23,639	20,853	2,858
Total current liabilities	664,321	529,998	72,642
Non-current liabilities:
Long-term liabilities	20,333	20,333	2,787
Operating lease liabilities	80,947	54,375	7,453
Total non-current liabilities	101,280	74,708	10,240
Total liabilities	765,601	604,706	82,882
Shareholders' equity:
Phoenix New Media Limited shareholders' equity:
Class A ordinary shares	17,499	17,499	2,398
Class B ordinary shares	22,053	22,053	3,023
Additional paid-in capital	1,636,822	1,640,403	224,836
Statutory reserves	99,547	99,342	13,616
Accumulated deficit	(411,074)	(521,483)	(71,475)
Accumulated other comprehensive loss	(45,402)	(36,568)	(5,012)
Total Phoenix New Media Limited shareholders' equity	1,319,445	1,221,246	167,386
Noncontrolling interests	(54,222)	(60,488)	(8,291)
Total shareholders' equity	1,265,223	1,160,758	159,095
Total liabilities and shareholders' equity	2,030,824	1,765,464	241,977

Phoenix New Media Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income/(loss)

(Amounts in thousands, except for number of shares and per share (or ADS) data)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2022	2023	2023	2023	2022	2023	2023
	RMB	RMB	RMB	US$	RMB	RMB	US$

Revenues:
Net advertising revenues	172,401	161,807	134,292	18,406	491,255	422,294	57,880
Paid service revenues	22,372	18,400	19,316	2,647	70,538	57,887	7,934
Total revenues	194,773	180,207	153,608	21,053	561,793	480,181	65,814
Cost of revenues	(128,402)	(124,270)	(101,249)	(13,877)	(412,724)	(343,607)	(47,095)
Gross profit	66,371	55,937	52,359	7,176	149,069	136,574	18,719
Operating expenses:
Sales and marketing expenses	(48,647)	(28,476)	(38,481)	(5,274)	(160,616)	(107,007)	(14,667)
General and administrative expenses	(20,927)	(42,146)	(34,108)	(4,675)	(118,565)	(113,817)	(15,600)
Technology and product development expenses	(33,359)	(20,988)	(18,318)	(2,511)	(108,049)	(64,375)	(8,823)
Total operating expenses	(102,933)	(91,610)	(90,907)	(12,460)	(387,230)	(285,199)	(39,090)
Loss from operations	(36,562)	(35,673)	(38,548)	(5,284)	(238,161)	(148,625)	(20,371)
Other income/(loss):
Interest income, net	8,298	9,005	9,475	1,299	27,201	27,074	3,711
Foreign currency exchange (loss)/gain	(15,604)	(7,279)	1,827	250	(37,084)	(4,068)	(558)
(Loss)/income from equity method investments, net of impairment	(199)	159	(246)	(34)	(803)	(348)	(48)
Fair value changes in investments, net	2,294	54	64	9	3,147	162	22
Impairment of available-for-sale debt investments	-	-	-	-	(5,980)	-	-
Others, net	2,021	2,501	2,190	300	2,826	4,730	648
Loss before income taxes	(39,752)	(31,233)	(25,238)	(3,460)	(248,854)	(121,075)	(16,596)
Income tax benefit/(expense)	61,286	(429)	3,691	506	76,432	4,743	650
Net income/(loss)	21,534	(31,662)	(21,547)	(2,954)	(172,422)	(116,332)	(15,946)
Net loss attributable to noncontrolling interests	2,797	331	52	7	21,216	5,718	784
Net income/(loss) attributable to Phoenix New Media Limited	24,331	(31,331)	(21,495)	(2,947)	(151,206)	(110,614)	(15,162)
Net income/(loss)	21,534	(31,662)	(21,547)	(2,954)	(172,422)	(116,332)	(15,946)
Other comprehensive loss, net of tax: fair value remeasurement for available-for-sale debt investments	-	-	-	-	(24,010)	-	-
Other comprehensive income/(loss), net of tax: foreign currency translation adjustment	12,123	13,468	(1,992)	(273)	23,665	8,834	1,211
Comprehensive income/(loss)	33,657	(18,194)	(23,539)	(3,227)	(172,767)	(107,498)	(14,735)
Comprehensive loss attributable to noncontrolling interests	2,797	331	52	7	21,216	5,718	784
Comprehensive income/(loss) attributable to Phoenix New Media Limited	36,454	(17,863)	(23,487)	(3,220)	(151,551)	(101,780)	(13,951)
Net income/(loss) per Class A and Class B ordinary share:
Basic	0.04	(0.05)	(0.04)	(0.01)	(0.26)	(0.19)	(0.03)
Diluted	0.04	(0.05)	(0.04)	(0.01)	(0.26)	(0.19)	(0.03)
Net income/(loss) per ADS (1 ADS represents 48 Class A ordinary shares):
Basic	2.01	(2.58)	(1.77)	(0.24)	(12.46)	(9.12)	(1.25)
Diluted	2.01	(2.58)	(1.77)	(0.24)	(12.46)	(9.12)	(1.25)
Weighted average number of Class A and Class B ordinary shares used in computing net income/(loss) per share:
Basic	582,324,325	582,324,325	582,324,325	582,324,325	582,324,325	582,324,325	582,324,325
Diluted	582,324,325	582,324,325	582,324,325	582,324,325	582,324,325	582,324,325	582,324,325

Phoenix New Media Limited

Unaudited Condensed Segments Information

(Amounts in thousands)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2022	2023	2023	2023	2022	2023	2023
	RMB	RMB	RMB	US$	RMB	RMB	US$

Revenues:
Net advertising service	172,401	161,807	134,292	18,406	491,255	422,294	57,880
Paid services	22,372	18,400	19,316	2,647	70,538	57,887	7,934
Total revenues	194,773	180,207	153,608	21,053	561,793	480,181	65,814
Cost of revenues
Net advertising service	119,850	114,651	91,533	12,545	387,819	313,454	42,962
Paid services	8,552	9,619	9,716	1,332	24,905	30,153	4,133
Total cost of revenues	128,402	124,270	101,249	13,877	412,724	343,607	47,095
Gross profit
Net advertising service	52,551	47,156	42,759	5,861	103,436	108,840	14,918
Paid services	13,820	8,781	9,600	1,315	45,633	27,734	3,801
Total gross profit	66,371	55,937	52,359	7,176	149,069	136,574	18,719

Phoenix New Media Limited

Unaudited Condensed Information of Cost of Revenues

(Amounts in thousands)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2022	2023	2023	2023	2022	2023	2023
	RMB	RMB	RMB	US$	RMB	RMB	US$

Revenue sharing fees	4,850	3,316	3,545	486	11,334	10,399	1,425
Content and operational costs	113,796	113,484	91,093	12,485	364,637	309,927	42,479
Bandwidth costs	9,756	7,470	6,611	906	36,753	23,281	3,191
Total cost of revenues	128,402	124,270	101,249	13,877	412,724	343,607	47,095

Unaudited Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands, except for number of ADSs and per ADS data)

	Three Months Ended September 30, 2022				Three Months Ended June 30, 2023				Three Months Ended September 30, 2023
	GAAP	Non-GAAP Adjustments		Non- GAAP	GAAP	Non-GAAP Adjustments		Non- GAAP	GAAP	Non-GAAP Adjustments		Non- GAAP
	RMB	RMB		RMB	RMB	RMB		RMB	RMB	RMB		RMB

Gross profit	66,371	1,439	(1)	67,810	55,937	642	(1)	56,579	52,359	406	(1)	52,765
Gross margin	34.1%			34.8%	31.0%			31.4%	34.1%			34.4%
Loss from operations	(36,562)	4,128	(1)	(32,434)	(35,673)	1,884	(1)	(33,789)	(38,548)	832	(1)	(37,716)
Operating margin	(18.8)%			(16.7)%	(19.8)%			(18.8)%	(25.1)%			(24.6)%
		4,128	(1)			1,884	(1)			832	(1)
		199	(2)			(159)	(2)			246	(2)
		(2,294)	(3)			(54)	(3)			(64)	(3)
		(64,357)	(4)			-	(4)			-	(4)
Net income/(loss) attributable to Phoenix New Media Limited	24,331	(62,324)		(37,993)	(31,331)	1,671		(29,660)	(21,495)	1,014		(20,481)
Net margin	12.5%			(19.5)%	(17.4)%			(16.5)%	(14.0)%			(13.3)%
Net income/(loss) per ADS-diluted	2.01			(3.13)	(2.58)			(2.44)	(1.77)			(1.69)
Weighted average number of ADSs used in computing diluted net income/(loss) per ADS	12,131,757			12,131,757	12,131,757			12,131,757	12,131,757			12,131,757

(1) Share-based compensation

(2) Loss/(income) from equity investments, net of impairment

(3) Fair value changes in investments, net

(4) Income tax benefit related to the gain on disposal of available-for-sale debt investments